SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR CERTAIN EMPLOYEES

ROCKWELL AUTOMATION, INC.

777 East Wisconsin Avenue, Suite 1400
Milwaukee, Wisconsin 53202

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR CERTAIN EMPLOYEES

TABLE OF CONTENTS

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits December 31, 2003 and 2002	2

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2003 and 2002	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2003	9

SIGNATURE	10

EXHIBITS:

Consent of Independent Registered Public Accounting Firm	11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Rockwell Automation Retirement Savings Plan
  for Certain Employees and Participants therein:

We have audited the accompanying statements of net assets available for benefits of the Rockwell Automation Retirement Savings Plan for Certain Employees (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Milwaukee, Wisconsin
June 15, 2004

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR CERTAIN EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 and 2002

	2003	2002
ASSETS
INVESTMENTS:
Master Defined Contribution Trust (Note 3)	$2,845,637	$2,338,095
Loan Fund	16,033	34,415

Total investments	2,861,670	2,372,510

NET ASSETS AVAILABLE FOR BENEFITS	$2,861,670	$2,372,510

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR CERTAIN EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$2,372,510	$3,232,579

INCOME:
Income (loss) from investments:
Interest in income (loss) of Master Defined Contribution Trust	661,863	(207,831)
Interest	1,781	2,284

Total income (loss) from investments	663,644	(205,547)

EXPENSES:
Payments to participants or beneficiaries	174,484	654,522

Total expenses	174,484	654,522

NET INCREASE (DECREASE)	489,160	(860,069)

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$2,861,670	$2,372,510

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR CERTAIN EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF PLAN

The following brief description of the Rockwell Automation Retirement Savings Plan for Certain Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a.	General - The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. (“Rockwell”). The Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. (the “Trustee”) is the trustee of the Plan. The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On June 25, 2002, Conexant Systems, Inc. (“Conexant”) spun off to its shareholders its wireless communications business prior to the merger of that business with Alpha Industries, Inc., which was subsequently renamed Skyworks Solutions, Inc. (“Skyworks”). As a result of the spinoff and the merger, Conexant shareholders received 0.351 of a share of Skyworks common stock for each outstanding Conexant share.

On June 27, 2003, Conexant spun off to its shareholders Mindspeed Technologies, Inc., its Internet infrastructure business (“Mindspeed”). As a result of the spinoff, Conexant shareholders received one share of Mindspeed for every three shares of Conexant common stock held.

On June 29, 2001, Rockwell completed the spinoff of its Rockwell Collins avionics and communications business into an independent, separately traded, publicly held company by distributing all of the outstanding shares of Rockwell Collins, Inc. (“Rockwell Collins”) to Rockwell’s shareowners on the basis of one Rockwell Collins share for each outstanding Rockwell share. After the spinoff, participants that were employees of Rockwell Collins were allowed to elect to transfer their balances to plans established by their employer. As a result of the spinoff, the Plan was frozen with contributions no longer made by or on behalf of participants. Participants were allowed to invest in seven investment funds and the following stock funds which were specific to the Plan:

Stock Fund A (employer contributions) - Invests principally in the common stock of Rockwell but may also hold cash and cash equivalents.

Stock Fund B (employee contributions) - Invests principally in the common stock of Rockwell but may also hold cash and cash equivalents.

Boeing Stock Fund - Invests principally in the common stock of The Boeing Company but may also hold cash and cash equivalents.

ArvinMeritor Stock Fund - Invests principally in the common stock of ArvinMeritor, Inc. but may also hold cash and cash equivalents.

Conexant Stock Fund - Invests principally in the common stock of Conexant but may also hold cash and cash equivalents.

Rockwell Collins Stock Fund - Invests principally in the common stock of Rockwell Collins, Inc. but may also hold cash and cash equivalents.

Skyworks Stock Fund - Invests principally in the common stock of Skyworks but may also hold cash and cash equivalents.

Mindspeed Stock Fund - Invests principally in the common stock of Mindspeed but may also hold cash and cash equivalents.

The Boeing, ArvinMeritor, Conexant, Rockwell Collins, Skyworks and Mindspeed Stock Funds are closed to any additional employer and employee contributions. Any dividends on common stock related to employer contributions received on behalf of these funds are paid to Stock Fund A. Any dividends on common stock related to employee contributions received on behalf of these funds are paid to the Stable Value Managed Fund (“Stable Value Fund”).

b.	Participation - Participation in the Plan was extended to certain employees of certain collective bargaining units within Rockwell Collins who were eligible to participate, as defined in the Plan document. As a result of the spinoff, the plan was frozen with contributions no longer made by or on behalf of participants.

Plan participants may change investment elections on a daily basis in 1% increments. Participants who have attained age 65 and retired and elected to defer distribution until a later date, may elect on a daily basis to transfer in 1% increments or specified dollar amounts of the participant’s interest in Stock Fund A to one or more of the investment funds.

c.	Investment Elections - Participants could elect to have participant contributions made to any of the funds that were available to participant contributions in 1% increments among any or all of these funds. Participants could change such investment elections on a daily basis. If a participant did not have an investment election on file, contributions were made to the stable value fund.

The Plan invests in the Stable Value Fund which invests primarily in guaranteed investment contracts (GICs) and money market investments. The GICs are benefit-responsive and stated at contract value, which approximates fair value. The crediting interest rate for the Stable Value Fund was 5.13% and 5.81% at December 31, 2003 and 2002, respectively. The crediting interest rates on the underlying investments are reviewed on a quarterly basis for resetting. The average yield for the years ended December 31, 2003 and 2002 was 5.37% and 6.14%, respectively.

d.	Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell common stock held in Stock Fund A and Stock Fund B, as represented by common units. Participants’ accounts are charged or credited for Plan earnings or loss from investments, as the case may be, with the number of units properly attributable to each participant.

e.	Vesting - Active Plan participants became fully vested in all account balances as a result of the Rockwell Collins spinoff.

f.	Loans - A participant can obtain a loan in the amount as defined in the Plan document (not less than $1,000 and not greater than $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant’s vested account balance less outstanding loans) from the balance of the participant’s account. Loans are secured by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months or up to 120 months for the purchase of a primary residence, or in full at any time after a minimum of one month. Payments of principal and interest are credited to the participant’s account. Participants can have up to two outstanding loans at a time.

g.	Plan Termination - Although Rockwell has not expressed any current intent to terminate the Plan, Rockwell has the authority to terminate the Plan in accordance with ERISA. Contributions to the Plan have been suspended in accordance with ERISA. The Plan is frozen and each participant’s employer contribution account is fully vested. Benefits under the Plan will be provided solely from the Plan assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Valuation of Investments - Investment in the Master Defined Contribution Trust is stated at fair value except for the benefit-responsive GICs, which are stated at contract value, which approximates fair value (Note 1c). Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The loan fund is stated at cost which approximates fair value.

b.	Expenses - Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, are paid by Rockwell.

c.	Use of Estimates - Estimates and assumptions made by the Plan’s management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

d.	Payment of Benefits - Benefits are recorded when paid.

e.	Risks and Uncertainties - The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	MASTER DEFINED CONTRIBUTION TRUST

At December 31, 2003 and 2002, with the exception of the participant loan fund, all of the Plan’s investment assets were held in the Master Defined Contribution Trust (“Master Trust”) account at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.

The Master Trust investments are valued at fair value at the end of each day except for the benefit-responsive GICs, which are valued at contract value, which approximates fair value (Note 1c). If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Money market funds	$27,836,103	$30,847,729
Common stocks	1,675,352,194	1,231,983,302
Mutual funds	406,660,705	305,886,443
Preferred/convertible securities	5,704,949	3,834,375
Investments in common collective trust -
Fidelity U.S. equity index fund	125,386,275	95,486,091
Stable value fund – guaranteed investment contracts	594,240,938	583,562,332
Accrued income	592,973	586,782
Pending trades	3,095,655	1,175,677

Net assets	$2,838,869,792	$2,253,362,731

The net investment income (loss) of the Master Trust for the years ended December 31, 2003 and 2002 is summarized as follows:

	2003	2002
Interest	$38,726,426	$34,034,580
Dividends	28,788,016	33,132,739
Net appreciation (depreciation) in fair value of investments:
Common stocks	564,557,449	(128,658,298)
Mutual funds	57,918,155	(58,591,682)
Investments in common collective trusts	27,499,817	(28,283,536)
Other	(179,655)	(1,528,742)

Net investment income (loss)	$717,310,208	$(149,894,939)

The Plan’s interest in the total Master Trust as a percentage of net assets of the Master Trust was less than 1% at both December 31, 2003 and 2002. While the Plan participates in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net appreciation (depreciation) in 2003 and 2002.

4.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Rockwell Automation Stock Fund A for the years ended December 31, 2003 and 2002, respectively, is as follows:

	2003	2002
Net Assets, Beginning of Year	$123,294	$143,493
Changes in net assets:
Contributions	—	—
Dividends	5,592	6,523
Net appreciation	80,913	20,930
Benefits paid to participants	(9,975)	(28,320)
Administrative expenses	—	—
Transfers	(10,742)	(19,332)

Total changes in net assets	65,788	(20,199)

Net Assets, End of Year*	$189,082	$123,294

*These net assets are included in the Master Defined Contribution Trust.

5.	TAX STATUS

The Internal Revenue Service has determined and informed Rockwell by letter dated October 3, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * *

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR CERTAIN EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2003

Column A	Column B	Column C	Column D	Column E
		Description of Investment
	Identity of Issuer,	Including Collateral, Rate
	Borrower, Lessor	of Interest, Maturity Date,		Current
	or Similar Party	Par or Maturity Value	Cost	Value
*	Wells Fargo, N.A.	Master Defined
		Contribution Trust	$2,604,150	$2,845,637
*	Various participants	Participant Loans;
		rates ranging between 5%
		and 9%, due 2004 to 2008	16,033	16,033

	Total assets (held at end of year)		$2,620,183	$2,861,670

*Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR CERTAIN EMPLOYEES

By	/s/ Roger Freitag

Roger Freitag
Plan Administrator

Date: June 28, 2004